                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                        AMERICAN CUSTOM COMPONENTS, INC.
                 (Name of small business issuer in its charter)



                    NEVADA                              81-0478643
           (State or other jurisdiction of           (I.R.S. Employer
            incorporation or organization)        Identification Number)


           3310 W. MACARTHUR BOULEVARD
              SANTA ANA, CALIFORNIA                        92704
    (Address of principal executive offices)             (Zip code)


                                 (714) 662-2080
              (Registrant's telephone number, including area code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                     (None)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, par value $0.001
                         ------------------------------
                                 Title of Class

                                TABLE OF CONTENTS


                                     PART I

Item 1     Description of Business.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 3     Description of Property.

Item 4     Security Ownership of Certain Beneficial Owners and Management.

Item 5     Directors, Executive Officers, Promoters and Control Persons.

Item 6     Executive Compensation.

Item 7     Certain Relationships and Related Transactions.

Item 8     Description of Securities.

                                     PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2     Legal Proceedings.

Item 3     Changes In and Disagreements With Accountants.

Item 4     Recent Sales of Unregistered Securities.

Item 5     Indemnification of Directors and Officers.

                                    PART F/S

           Financial Statements.

                                    PART III

Item 1     Index to Exhibits.

Item 2     Description of Exhibits.

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS
--------------------------------

American Custom Components, Inc., a Nevada corporation, (the "Company") is engaged in the business of designing and manufacturing electronic connectors for computer, telecommunications, military, industrial and medical electronic devices. The Company also undertakes electronic assembly on behalf of certain of its customers. Management of the Company believes its competitive advantage is improved turn around times as compared to competitors.

Connectors manufactured by the Company are communication devices between electronic components which are essentially similar to an electronic plug from a lamp into a wall socket. The Company's connectors are substantially more complex and provide connection between numerous electronic devices such as computer hard drives and the computer's motherboard.

The Company offers its technology customers a solution to many of their electronic connector needs. The Company designs a connector to customer specifications, using what management believes to be state of the art engineering equipment, manufactures molds and other tooling; manufactures components; and assembles the complete connector and/or cable assemblies. Management of the Company strives to reduce engineering lead times for its customers, which is critical in the rapidly changing electronics industry. To date customers have included major disk drive manufacturers and defense contractors.

The Company's strategy is to continue to expand its custom connector and electronic assembly business in Santa Ana, California and to add manufacturing capability in St. Lucia in the Caribbean (an island in the Windward Island group located in the Caribbean Sea and a member of the Commonwealth of the United Kingdom) and in Malaysia in order to service original equipment manufacturers ("OEM") in Eastern Asia. In September 1997 the Company acquired a 12,000 square foot manufacturing facility in Vieux Fort, St. Lucia. In addition, in December 1997 the Company entered into a purchase agreement for the purchase and sale of a factory located in Kulai, Malaysia (the greater Singapore business area). According to the terms of the Agreement, the Company will lease the facility from the seller for $800.00 per month for a period of twelve (12) months. At the end of the lease term, the seller will have a one (1) month period within which to exercise warrants to purchase 31,400 shares of the Company Common Stock. If the seller does not exercise its warrants, then the Company has agreed to pay a purchase price equal to One Hundred Ten Thousand Dollars ($110,000.00).

The corporate offices of the Company are located at 3310 W. MacArthur Boulevard, Santa Ana, California 92704, and its telephone number is (714) 662-2080.

THE ELECTRONICS CONNECTOR MARKETPLACE

According to Ken Fleck in Electronic Buyers News, the worldwide electronic connector sales by end-use equipment were approximately $23.4 billion in 1997 and will be approximately $24.9 billion in 1998. Virtually every electric or electronic product utilizes electronic connectors of varying sophistication. To date, the Company's principal activities in the electronic connector marketplace have principally focused in the computer disk drive segment of that marketplace. In recent years, this computer disk drive industry has been driven by extremely high competitive pressures in terms of storage capacity, performance and pricing, among other factors, and is characterized by frequent new product introductions, short product life spans, and the need for high quality and reliability. The Company seeks to address this market with quick response times, which the Company also employs in other sectors such as industrial and telecommunications components.

Electronic connectors are generally comprised of contact material, generally metallic, to transmit electric current, and insulating materials such as nylon, to hold the contact material in proper positioning, to link the connector to another connector or component and to insulate the contact material. Connectors must be designed to accommodate the number and size of electrical contacts to be joined, voltage and current, and to fit space and other requirements. Precise manufacturing tolerances and quality control are essential, since electrical short circuits or open circuits caused by a connector can render equipment inoperable or cause expensive damage.

The Company's product cycle includes the following major stages: sales; engineering and design; sourcing; tooling; manufacturing; packaging and delivery, and to a lesser extent, contract customer service returns.

MARKETING AND SALES

The Company's sales efforts are primarily directed by its Chief Executive Officer, Martin T. Walk, and initial sales have been substantially derived from his experience of more than 30 years in the electronics industry, as well as by John Groom, the Company's President. The Company's marketing strategy has been based on providing rapid design, engineering, tooling, molding and assembly for its clients' custom connector requirements. To date, the primary market for the Company's products has been disk drive manufacturers, but the Company has also diversified its marketing to aerospace firms building electronic assemblies for the U.S. military, and is supplying its design and expertise and will manufacture a computerized shelf tag system for retailers.

The Company also sells its products through numerous manufacturers representatives, which can be terminated at any time. All sales orders are subject to approval by the Company.

MANUFACTURING, PACKAGING AND DELIVERY

The connector manufacturing process primarily consists of injection molding and assembly. Where possible, and to provide higher quality and output, the Company manufactures its own packaging materials. Since most of the Company's products are small, many shipments can be made via overnight delivery services or counter to counter airline freight to non-local customers. The Company seeks to manufacture its products to applicable specification requirements.

In September 1997 the Company acquired a 12,000 square foot assembly plant in Vieux Fort, St. Lucia. The Company intends to use the St. Lucia plant to assemble for worldwide customers. At the request of several customers, in the first quarter of 1998 the Company entered into a lease and purchase agreement for a 5,000 square foot manufacturing facility in Kulai, Malaysia. This site is 22 miles from Singapore and 8 miles from Senai Airport. The Company intends to manufacture critical molds and tooling at the Santa Ana facility and ship them to the Malaysian plant and the St. Lucia plant by overnight delivery service.

In addition to its own manufacturing requirements the Company also designs and tools for outside customers.

The principal components of the Company's products include nylon and contact materials such as brass, copper, nickel, gold, silver, aluminum, steel, tin, solder, and nuts, screws and bolts. Prior to acceptance by the Company, all materials and components undergo quality assurance procedures. All materials and components used in the Company's products are available from several sources. Although availability of such materials has been adequate to date, no assurance can be given that cost increases or material shortages or allocations imposed by suppliers in the future will not have a materially adverse effect on the operations of the Company.

CUSTOMERS OF THE COMPANY

The Company currently has four customers that in the aggregate represent 65% of the total sales for its last fiscal year. One of its four major customers filed for protection under the federal bankruptcy laws subsequent to March 31, 1997. The Company has collected substantially all of its open accounts receivable from such customer. Although the Company is seeking to diversify its customer base, the Company anticipates that it will continue to rely upon these customers during the fiscal year ended 1998.

SIGNIFICANT ACQUISITIONS

In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation, for $25,000 cash, a $100,000 note payable, the assumption of certain accounts payable of approximately $25,000, and 8,333 "restricted" shares of the Company's common stock. Caribbean Electronics, Ltd. is an electronic connector assembly business located on the island of St. Lucia. The acquisition was accounted for as a purchase.

Effective January 31, 1998 the Company acquired K5 Plastics, Inc. ("K5"), a tooling and mold manufacturer through the purchase of one hundred percent (100%) of its issued and outstanding shares of stock. The Company acquired K5 for $42,000 in cash, a $50,000 note at an interest rate of 10% per annum, and 25,000 shares of "restricted" common stock. Also, the Company delivered 60,000 warrants with an exercise price of $3.00. Of these warrants, 30,000 are exercisable at any time in the next two to five years and the remaining 30,000 are exercisable at any time in the next three to six years. The Company has also assumed a K5 note payable in the amount of approximately $52,000.

PATENTS

The Company generally owns the design rights for the connectors it manufactures, but does not generally rely upon patent protection for its connectors but rather believes that the short lifespan and time to market for products provides sufficient intellectual property protection for its products. The Company does have two patents on certain connector designs. There can be no assurance that competitors of the Company do not have competing patents which may preclude certain aspects of the Company's designs, that competitors may reverse engineer and create competitive products to those of the Company or that other technological protection can be obtained for the Company's products. No assurance can be given that patents will be granted on pending or future patent applications. The Company does not consider any one patent or its patents in the aggregate to be material to its business at this time.

GOVERNMENT REGULATION

The Company believes it is in compliance with federal, state and local regulations pertaining to environmental protection. The Company does not anticipate that costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

EMPLOYEES

The Company and its subsidiaries have approximately 100 employees (42 of which are primarily part-time), including 4 officers, 7 administrative personnel, 4 in engineering, 77 in manufacturing, and 8 in quality control. Sales and marketing is undertaken by four external sales representation firms.

RESEARCH AND DEVELOPMENT

The Company expended approximately $200,000 in the last fiscal year and approximately $100,000 in the preceding fiscal year for research and development activities related to its manufacturing processes. Of such amount, approximately $50,000 was reimbursed to the Company from its customers.

COMPETITION

The electronic connector business is highly competitive, with a large number of competitors of varying size, including AMP Corporation, Molex Corporation, Augat, Ampherol, Hirose, JAE, ITT Cannon and Dupont Corporation. The Company's market share of the electronics connector market is currently minuscule compared to the total marketplace.

Most of the Company's competitors and potential competitors have substantially greater financial, technical and marketing resources, longer operating histories, greater name recognition and more established relationships with nearly all the consumers in the electronic connector marketplace than the Company. Such competitors may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than the Company. The Company believes that in the market for smaller (under 2 million pieces per) production lines, in which fast response time is essential, it has fewer competitors. Competition advantages of the Company include, in the belief of management, price, quality control, technology, and rapid design and tooling time. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely effect the Company's business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

ITEM 2 - MANAGEMENT'S DISCUSSION OF ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------------------------------------------------------------------------------
OF OPERATIONS
-------------

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company, together with its subsidiaries, has its primary operations located in Santa Ana, California where it is currently engaged in the business of designing and manufacturing electronic components and interconnect systems for computers, disk drives, computer systems, military applications, medical, telecommunications and certain industrial devices. In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd. ("CEL"), an electronic components manufacturer, housed in a leased 12,000 square foot assembly plant located on the island of St. Lucia. As of January 31, 1998, the Company acquired one-hundred percent (100%) of the issued and outstanding stock and assumed certain debts of K5 Plastics, Inc., a California corporation ("K5"), a mold and tooling manufacturer and a previous vendor. K5 has been consolidated with the Company's Santa Ana facility. The Company has also recently entered into a purchase contract for a 5,000 square foot manufacturing facility in Kulai, Malaysia.

RESULTS OF OPERATIONS

REVENUES

During the fiscal year ended March 31, 1997, the Company's revenues were derived principally from the following products:

    i.       Electrical components for disk drives
    ii.      Military and industrial connectors

For the nine month period ending December 31, 1997, revenues were $2,153,090. This is an increase of 41% from $1,527,153 recorded for the nine month period ending December 31, 1996. This increase occurred during a time when the Company was building its infrastructure through new product development and an increased focus on diversification of its product line. For the fiscal year ended March 31, 1997, revenues were $2,473,085. This is an increase of 244% from $718,748 recorded for the fiscal year ended March 31, 1996.

GROSS MARGINS

The Company realized a gross margin of $1,053,854 reported for the nine month period ending December 31, 1997. This is an increase of 55.1% over $681,296 for the nine month period ending December 31, 1996. The gross margin as a percentage of revenues was 49% for the nine month period ending December 31, 1997 and 45% for the nine month period ending December 31, 1996. The Company realized a gross margin of $719,652 for the fiscal year ended March 31, 1997. This is an increase of 180% from $256,659 reported for the fiscal year ended March 31, 1996. The gross margin as a percentage of revenues was 29% for the fiscal year ended March 31, 1997 and 36% for the fiscal year ended March 31, 1996.

Operating income was $151,665 for the nine month period ending December 31, 1997. This is an increase of 32% from $115,241 recorded for the nine month period ending December 31, 1996. Operating income was $147,019 for the fiscal year ended March 31, 1997. This is an increase of 305% from a negative $71,758 for the fiscal year ended March 31, 1996.

OPERATING COSTS AND EXPENSE

Operating costs and expenses increased by $336,144 (59%) for the nine month period ending December 31, 1997 as compared to the nine month period ending December 31, 1996. The increase was due primarily to the hiring of additional personnel for the Company's executive sales force. These new employees come from some of the Company's largest customers, bringing with them certain knowledge specific to the industry. Operating costs and expenses increased by $244,216 (74%) for the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996.

OTHER OPERATING EXPENSE

Total other operating expenses increased by $49,329 (22%) for the nine month period ending December 31, 1997 as compared to the nine month period ending December 31, 1996. This increase was due in large part to the conversion of a significant percentage of the Company's labor force from independent contractors to Company employees. Total other operating expenses decreased by $11,555 (8%) for the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

In August 1997, the Company (which at the time was designated Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation ("ACC") in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of Rainbow (the Company) by ACC. Immediately prior to the acquisition, Rainbow had 832,752 shares of stock outstanding. As part of the reorganization, the Company issued 7,200,000 shares to the shareholders of ACC in exchange for 7,200 shares of common stock in ACC. In addition, the Company simultaneously issued options to purchase 1,500,000 shares of its common stock to certain consultants and employees. The Company subsequently changed its name from Rainbow to American Custom Components, Inc., a Nevada corporation. The Company is currently experiencing growth beyond its financial resources. The Company plans to acquire additional funds through establishing a bank lending relationship and additional equity financing. There can be no assurance that the Company will be successful in obtaining any such funding.

In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation, for $25,000 cash, a $100,000 note payable, the assumption of certain accounts payable of approximately $25,000, and 8,333 shares of the Company's common stock. Caribbean Electronics, Ltd. is an electronic connector assembly business located on the island of St. Lucia. The acquisition was accounted for as a purchase.

Effective January 31, 1998 the Company acquired K5 Plastics, Inc. ("K5"), a tooling and mold manufacturer through the purchase of one hundred percent (100%) of its issued and outstanding shares of stock. The Company acquired K5 for $42,000 in cash, a $50,000 note at an interest rate of 10% per annum, and 25,000 shares of restricted common stock. Also, the Company delivered 60,000 warrants with an exercise price of $3.00. Of these warrants, 30,000 are rateably exercisable at any time in the next two to five years and the remaining 30,000 are exercisable at any time in the next three to six years. The Company has also assumed a K5 note payable in the amount of approximately $52,000.

In connection with a private offering of securities which was made by the Company in the third quarter of 1997, the Company entered into three (3) Note Purchase Agreements under Rule 504 of Regulation D promulgated under the Securities Exchange Act of 1934 wherein the purchasers purchased an aggregate of $374,700 in Notes convertible at the greater of (i) 83% of the closing bid price of the Company's common stock, or (i) $4.98. As of the date hereof, all of the Notes have been converted into an aggregate of 75,241 shares of the Company's Common Stock.

In connection with a private offering of securities which was made by the Company in the fourth Quarter of 1997 and the First Quarter of 1998, the Company sold an aggregate of 245,000 "restricted" shares of Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Exchange Act of 1934 at a price of $1.75 per share, resulting in net proceeds to the Company of $428,750.

In addition to current liabilities of $401,951 at December 31, 1997, the Company has $162,830 of long term debt. The December 31, 1997 outstanding debt had been reduced by $194,410 since March 31, 1997.

During fiscal 1998, the Company intends to continue its management plan of diversification of its product lines into emerging markets through continued acquisitions and new products development. This plan is already underway with the establishment of the St. Lucia and the Malaysian production facilities. The objective of the expansion program is to achieve a geographic and economic relationship with the emerging markets. While there can be no assurance that such funding can be obtained, the Company plans to finance future acquisitions through both capital raised from future private placements as well as through the issuance of the Company's common stock.

PROPOSED FUTURE OPERATIONS

The Company has historically been engaged in the business of design and manufacture of electronic components and interconnect systems for the computer disk drive industry. The Company's Management has recently determined to broaden the Company's business plan from a disk drive connector manufacturer to now offering its technology customers a more complete solution to their interconnect and systems integration needs and to penetrating additional market places. The Company designs its products to customer specifications using sophisticated engineering facilities; manufactures its molds and other necessary tooling; and manufacturing components and assemblies.

FORWARD LOOKING STATEMENTS

Certain of the statements contained in this report involve risks and uncertainties. The future results of the Company could differ materially from those statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report. While the Company believes that these statements are accurate, the Company's business is dependent upon general economic conditions and various conditions specific to technology-based industries. Accordingly, future trends and results cannot be predicted with certainty.

The Company expects production from the St. Lucia and Malaysian facilities. It is imperative that the St. Lucia government continues to support business on the island through training and assisting in appeasing union negotiators as well as continues to make improvements to roads, communication and port facilities. In Malaysia, the Company expects economic conditions to gradually improve and demand for product in the electronic connector business to stabilize. Asian economic volatility has currently slowed sales growth within the market.

While the Company plans to acquire/develop additional sales and gain synergy from acquisitions, difficulties and expenses may be encountered in integrating the newly acquired operations with those of the Company already in place.

The Company has not experienced a material adverse impact of such risks and uncertainties and does not anticipate such an impact. However, no assurance can be given that such risks and uncertainties will not affect the Company's future results of operations or its financial position.

ITEM 3 - DESCRIPTION OF PROPERTY
--------------------------------

Effective November 1, 1995, the Company began leasing approximately 4,050 square feet of administrative office and warehouse space in Anaheim, California at a monthly rental rate of approximately $2,171.00. The premises is currently sublet to a tenant in an amount equal to the Company's obligations under the lease. The lease expires October 31, 1998, at which time the Company will have no further obligations related to the Anaheim premises.

Effective December 1, 1997, the Company began leasing approximately 12,185 square feet of administrative office, warehouse, and manufacturing space in Santa Ana, California at a monthly rental rate of approximately $6,702.00 per month. The rent increases to approximately $6,945 and $7,185 in years two and three, respectively, of the lease. The lease expires November 30, 2000.

In September 1997 the Company acquired a 12,000 square foot manufacturing facility in St. Lucia in connection with its acquisition of Caribbean Electronics, Inc.

In December 1997 the Company entered into a purchase agreement for the purchase and sale of a factory located in Kulai, Malaysia. According to the terms of the Agreement, the Company will lease the facility from the seller for $800.00 per month for a period of twelve (12) months. At the end of the lease term, the seller will have a one (1) month period within which to exercise warrants to purchase 31,400 shares of the Company Common Stock. If the seller does not exercise its warrants, then the Company has agreed to pay a purchase price equal to One Hundred Ten Thousand Dollars ($110,000.00).

In connection with the acquisition of K5 in January 1998, the Company assumed an obligation for a lease of approximately 3,000 square feet in Huntington Beach, California. The monthly rental is approximately $1,760 per month and runs through February 2000. The Company is currently seeking to sublet or be released from this obligation by the existing landlord.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

The following table sets forth, as of February 25, 1998, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title                                                                           Percent of
of Class            Name and Address of Beneficial Owner      Common Stock     Outstanding
--------            ------------------------------------      ------------     ------------
Common Stock        Martin Anthony Walk                         6,477,000          66.8%
                         3301 W. MacArthur Blvd
                         Santa Ana, CA 92704
Common Stock        Inge M. Lundegaard                            300,000           3.1%
                         3301 W. MacArthur Blvd
                         Santa Ana, CA 92704
Common Stock        John Groom                                     50,000(1)        0.5%
                         3301 W. MacArthur Blvd
                         Santa Ana, CA 92704
Common Stock        Michael Robert Orton                          100,000(2)        1.0%
                         3301 W. MacArthur Blvd
                         Santa Ana, CA 92704
Common Stock        John Fritch                                    50,000(3)        0.5%
                         3301 W. MacArthur Blvd
                         Santa Ana, CA 92704
Common Stock        The Michelson Group                           639,500           6.5%
                         5000 Birch Street, West Tower
                         Suite 9600
                         Newport Beach, CA 92660
All Directors and Officers as a Group (5)                       6,977,000          71.9%
                                                                =========          =====

---------------------
(footnotes on following page)

(1) Includes 50,000 options out of the aggregate of 250,000 options to which Mr. Groom is entitled to acquire Company Common Stock at an exercise price of $3.50 per share. The options are exercisable for a period of three (3) years from the time they vest, and vest according to the following schedule: (i) 25,000 options on January 31, 1998, and (ii) 6,250 options per month of Mr. Groom's employment for a period of thirty-six (36) months beginning on January 31, 1998.
(2)          Does not include 200,000 out of the 300,000 options to which Mr.
             Orton is entitled to acquire Company Common Stock at an exercise price of $0.01 per share. The options vest according to the following schedule: (i) 100,000 options on November 20, 1997 (these options have been exercised), (ii) 100,000 options on the one (1) year anniversary of Mr. Orton's employment with the Company, which is October 20, 1998, and (iii) 100,000 options on the two (2) year anniversary of Mr. Orton's employment with the Company, which is October 20, 1999.
(3) Includes 50,000 warrants to purchase Company Common Stock at an exercise price of $3.50 per share, exercisable at any time until January 6, 2001.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:


Name                    Age   Positions
----                    ---   ---------
Martin Anthony Walk     53    Chairman of the Board, Chief Executive Officer
                              (1994)
John Groom              52    Director, President (1998)
Inge M. Lundegaard      27    Director, Chief Financial Officer, Secretary
                              (1994)
Michael Robert Orton    39    Director, Executive Vice President, General
                              Manager (1997)
John Fritch             51    Director (1998)


MARTIN ANTHONY WALK has over 30 year's experience in the electronics industry and served as President of the Company from April 1994 until January 1998. From May 1993 until April 1994, he was Global Sales Manager of Ranoda Electronics, a connector manufacturer. Mr. Walk has also held various sales and marketing positions with Amphanet, ITT Cannon, and Sourico (France). He holds a degree in business education and psychology and an MBA from the University of California, Los Angeles.

JOHN GROOM joined the Company as its President in January 1998. From July 1996 until November 1997, Mr. Groom was Senior Vice President of Operations, Division Plant Manager and Chief Technical Officer for CMC Industries, Inc., a telecommunications manufacturing firm. From November 1995 until June 1996, Mr. Groom was Executive Director, Operations of JTS Corp., a computer disk drive designer and manufacturer. From April 1987 until November 1995, Mr. Groom held numerous positions at Seagate Technology International, a disk drive manufacturer, most recently holding the position of Senior Director of Engineering after promotion from his position as Director of Engineering, Far East Operations. Mr. Groom brings years of international management with operations development experience and extensive business knowledge of Singapore, Malaysia, Hong Kong, Indonesia, Taiwan, Japan, Korea and India.

INGE M. LUNDEGAARD has been Chief Financial Officer and Secretary since April 1994. From fall 1993 until April 1994, she was Operations Manager for Ranoda Electronics. Prior to fall 1993 Ms. Lundegaard was a student in business and accounting at Fullerton College.

MICHAEL ROBERT ORTON joined the Company as Executive Vice President in October 1997 and has served as a Director since January 1998. From August 1997 until October 1997 Mr. Orton worked with CDI, a contract staffing firm, as a new product launch manager for a project at IBM. From September 1995 until November 1996 and then again from April 1997 until August 1997, Mr. Orton was Director of Worldwide Commodity Management at JTS Corporation, a designer and manufacturer of computer disk drives. From December 1996 until April 1997, Mr. Orton was Vice President of Materials at CMC Industries, a company engaged in manufacturing of telecommunications equipment, and from January 1991 until September 1995, Mr. Orton was Commodity Manager for Micropolis Corporation, a disk drive manufacturer.

JOHN FRITCH joined the Company's Board of Directors in January of 1998. From April 1997 until present he has been the Director of Materials at Hughes Data Systems, a computer integration firm. From September 1996 until April 1997 Mr. Fritch was Director of Corporate Materials for Sanmina Corporation, a contract manufacturer in the telecommunications industry. From May 1995 until May 1996, Mr. Fritch was Senior Vice President of JTS Corporation, a disk drive manufacturer. From October 1994 until May 1995, Mr. Fritch was Vice President of Commodity Management for Conner Peripherals, Inc., a disk drive manufacturer. From June 1986 until October 1994, Mr. Fritch was Director of Commodity Management for Western Digital Corporation, a disk drive manufacturer.

ITEM 6 - EXECUTIVE COMPENSATION
-------------------------------

Mr. Walk is paid an annual salary of $30,000. John Groom is paid an annual salary of $110,000, which will increase to $135,000 effective March 1, 1998 according to the terms of his employment contract. Ms. Lundegaard is currently paid an annual salary of $72,000 with scheduled annual increases of ten percent (10%) per year according to the terms of her recently executed employment contract. Mr. Orton receives an annual salary of $93,600, and increases are at the discretion of the Company according to the terms of his employment contract. Mr. Fritch received 50,000 warrants to purchase common stock of the Company at $3.50 per share exercisable until January 6, 2001 for his services as a director. No other Officer or Director receives or has received any compensation from the Company, other than reimbursement for direct out-of-pocket expenses in connection with attendance at meetings of the Board of Directors.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.



                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation                                       Long Term Compensation
                        ---------------------------------------------      -------------------------------------------------------
                                                                                    Awards                        Payouts
                                                                           ------------------------     --------------------------

                                                                           RESTRICTED    SECURITIES
                                                          OTHER ANNUAL       STOCK       UNDERLYING       LTIP          ALL OTHER
NAME AND PRINCIPAL                 SALARY      BONUS      COMPENSATION       AWARDS       OPTIONS       PAYOUTS       COMPENSATION
POSITION                YEAR         ($)        ($)           ($)             ($)         SARS (#)        ($)              ($)

Martin Anthony Walk     1998       28,500       -0-           -0-             -0-           -0-           -0-              -0-
                        1997       20,485       -0-           -0-             -0-           -0-           -0-              -0-
                        1996       31,500       -0-           -0-             -0-           -0-           -0-              -0-
Inge Lundegaard         1998       74,500       -0-           -0-             -0-           -0-           -0-              -0-
                        1997       19,696       -0-           -0-             -0-           -0-           -0-              -0-
                        1996       27,393       -0-           -0-             -0-           -0-           -0-              -0-
Michael Robert Orton    1998        7,090       -0-           -0-             -0-         100,000         -0-              -0-


COMPENSATION OF DIRECTORS

Mr. Fritch received 50,000 warrants to purchase common stock of the Company at $3.50 per share exercisable until January 6, 2001 for his services as a director. No other director has received compensation for service as directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

In August 1997, the Company (which at the time was designated Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation ("ACC") in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of Rainbow (the Company) by ACC. Immediately prior to the acquisition, Rainbow had 832,752 shares of stock outstanding. As part of the reorganization, the Company issued 7,200,000 shares to the shareholders of ACC in exchange for 7,200 shares of common stock in ACC. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. In addition, the Company simultaneously issued options to purchase 1,500,000 shares of its common stock to certain consultants and employees, including 900,000 options issued to The Michelson Group and 300,000 options issued to Michael Robert Orton.

In August 1997 the Company entered into a consulting agreement with The Michelson Group for financial consulting pursuant to which the Company issued to The Michelson Group 900,000 options to purchase common stock and pays The Michelson Group $6,000 per month in consulting fees through the period ending August 1998. The consulting agreement requires that the Company obtain the consent of The Michelson Group for the issuance of additional shares or the incurrence of additional indebtedness other than in the ordinary course of business.

In the fourth quarter of 1997, the Company issued an additional 247,000 shares to Inge Lundegaard in connection with a settlement between shareholders.

ITEM 8 - DESCRIPTION OF SECURITIES
----------------------------------

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of Common Stock, $0.001 par value per share, of which 9,695,826 shares were outstanding as of February 25, 1998. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company pursuant to this Memorandum will be, when issued and delivered, fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $0.001 par value, none of which are issued and outstanding. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

The Company intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

TRANSFER AGENT

The transfer agent for the Common Stock is Alpha Tech Stock Transfer, 4505 S. Wasatch Boulevard, Suite 205, Salt Lake City, Utah 84124.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
----------------------------------------------------------------------------
OTHER SHAREHOLDER MATTERS
-------------------------

MARKET INFORMATION

From July 1997, the Company's Common Stock was quoted without price (name only) under the symbol "RBBS" on the Nasdaq Electronic Bulletin Board. On October 20, 1997, following the acquisition of American Custom Components, Inc., a California corporation, by Rainbow Bridge Services, Inc., a Nevada corporation, the Company's Common Stock began trading under the symbol "ACCM".

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASD Non-NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                   BID PRICES
 YEAR              PERIOD                                       HIGH     LOW
 ----              ------                                       ----     ----
 1997    Third Quarter..................................       11.625    3.00
         Fourth Quarter.................................        9.5      5.00

 1998    First Quarter..................................        5.5      4.125
         (through February 25, 1998)

STOCKHOLDERS

As of February 25, 1998, the Company had 9,695,826 shares of Common Stock outstanding and held by 67 shareholders of record, not including the holders that have their shares held in a depository trust in "street" name.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS
--------------------------

The Company is presently, has been, and may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

Effective October 24, 1997, Kelly & Company, Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 8 between the Company and its independent auditors since their date of engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

In connection with a private offering of securities which was made by the Company in the third quarter of 1997, the Company entered into three (3) Note Purchase Agreements under Rule 504 of Regulation D promulgated under the Securities Exchange Act of 1934 wherein the purchasers purchased an aggregate of $374,700 in Notes convertible at the greater of (i) 83% of the closing bid price of the Company's common stock, or (i) $4.98. As of the date hereof, all of the Notes have been converted into an aggregate of 75,241 shares of the Company's Common Stock.

In connection with a private offering of securities which was made by the Company in the fourth Quarter of 1997 and the First Quarter of 1998, the Company sold an aggregate of 245,000 "restricted" shares of Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Exchange Act of 1934 at a price of $1.75 per share, resulting in net proceeds to the Company of $428,750.

In August 1997, the Company acquired all of the outstanding common stock of ACC in a business combination described as a "reverse acquisition". As part of the reorganization, the Company issued 7,200,000 shares to the shareholders of ACC in exchange for 7,200 shares of common stock in ACC. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. In addition, the Company simultaneously issued options to purchase 1,500,000 shares of its common stock to certain consultants and employees, including 900,000 options issued to The Michelson Group and 300,000 options issued to Michael Robert Orton.

In the fourth quarter of 1997, the Company issued an additional 247,000 shares to Inge Lundegaard in connection with a settlement between shareholders.

In December 1997, the Company issued 8,333 shares of "restricted" common stock to George Kimble in connection with the acquisition of Caribbean Electronics, Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

In January 1998, the Company issued 25,000 shares of "restricted" common stock to Steve Kakuk in connection with the acquisition by the Company of K5 Plastics, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

In January 1998, the Company issued 3,500 shares of "restricted" common stock to Hal Gardner in consideration for the cancellation of note indebtedness.

In January 1998, the Company issued 10,000 shares of "restricted" common stock to Frank Liger for services in connection with introducing the Company to new technology clients.

In February 1998, the Company issued 10,000 shares of "restricted" common stock to MRC Legal Services Corporation, the Company's securities counsel, in consideration for certain legal services.


ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Beginning in December, 1997, the Company maintains a policy of Directors and Officers Liability Insurance with an aggregate coverage limit of $1,000,000.

                                    PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                                    PART III

ITEM 1 - INDEX TO EXHIBITS
--------------------------


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

(2)                        Agreement and Plan of Reorganization
(3.1)                      Articles of Incorporation
(3.2)                      Certificate of Amendment of Articles of Incorporation
(3.3)                      Bylaws
(4.1)                      Agreement for the Sale of Convertible Notes to
                           Generation Capital Associates and Waiver
(4.2)                      Escrow Agreement for the Convertible Notes issued to
                           Generation Capital Associates
(4.3)                      Convertible Note issued to Generation Capital
                           Associates dated October 6, 1997
(4.4)                      Convertible Note issued to Generation Capital
                           Associates dated October 10, 1997
(4.5)                      Convertible Note issued to Generation Capital
                           Associates dated October 20, 1997
(10.1)                     Standard Industrial/Commercial Multi-Tenant Lease
                           dated October 19, 1995 for premises located at 1515
                           S. Sunkist Street, Suites E & F, Anaheim, CA.
(10.2)                     Commercial Lease subleasing Anaheim property to
                           Com-Quest dated November 25, 1997.
(10.3)                     Promissory Note issued to Don Furness dated December
                           1, 1995
(10.4)                     Michelson Group Corporate Development Agreement dated
                           July 30, 1997
(10.5)                     Two (2) Option Agreements to the Michelson Group
                           dated August 22, 1997
(10.6)                     Agreement with Greg Bogart dated August 15, 1997
(10.7)                     Promissory Note to George Kimble dated October 30,
                           1997 related to Caribbean Electronics, Inc.
                           Acquisition
(10.8)                     Settlement Agreement and General Mutual Release with
                           Charles L. Rosenblum dated October 13, 1997
(10.9)                     Standard Industrial/Commercial Single-Tenant Lease
                           dated October 16, 1997 for the premises located at
                           3310 W. MacArthur Boulevard, Santa Ana, California.
(10.10)                    Employment Agreement for Michael R. Orton dated
                           October 20, 1997
(10.11)                    Engagement Agreement for Alpha Tech Stock transfer
                           dated October 24, 1997
(10.12)                    Agreement for the Purchase and Sale of Factory in
                           Malaysia dated December 11, 1997
(10.13)                    Employment Agreement for John Groom dated January 1,
                           1998
(10.14)                    Promissory Note to Steve Kakuk dated January 31, 1998
                           related to K5 Acquisition
(10.15)                    Escrow Agreement dated January 31, 1998 related to K5
                           Acquisition
(10.16)                    Warrant issued to Steve Kakuk dated January 31, 1998
                           related to K5 Acquisition
(10.17)                    Warrant issued to Steve Kakuk dated January 31, 1998
                           related to K5 Acquisition
(10.18)                    Employment Agreement for Steve Kakuk dated January
                           31, 1998
(10.19)                    Employment Agreement for Inge Lundegaard dated
                           February 4, 1998
(10.20)                    Warrant issued to Ronald J. Richard dated February 6,
                           1998
(10.21)                    Warrant issued to John Fritch dated February 25, 1998
(10.22)                    Stock Purchase Agreement for Acquisition of Caribbean
                           Electronics, Inc.
(10.23)                    Stock Purchase Agreement for Acquisition of K5
                           Plastics, Inc.
(21)                       List of Subsidiaries
(23)                       Consent of Kelly & Company, Inc., Independent Public
                           Accountants

ITEM 2 - DESCRIPTION OF EXHIBITS
--------------------------------

Not applicable

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AMERICAN CUSTOM COMPONENTS, INC.


Date: February 26, 1998                    By:/s/ Martin Anthony Walk
                                           --------------------------
                                           Martin Anthony Walk
                                           Chief Executive Officer

                        AMERICAN CUSTOM COMPONENTS, INC.

                              FINANCIAL STATEMENTS

                          AS OF AND FOR THE YEAR ENDED
                                 MARCH 31, 1997

                        AMERICAN CUSTOM COMPONENTS, INC.

                          INDEX TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------






Report of Independent Auditors................................................1

Financial Statements of American Custom Components, Inc.:

         Balance Sheet, March 31, 1997........................................2

         Statement of Operations for the year ended
           March 31, 1997.....................................................3

         Statement of Shareholders' Deficit for the year ended
           March 31, 1997.....................................................4

         Statement of Cash Flows for the year ended
           March 31, 1997.....................................................5

Notes to Financial Statements.................................................7

                         REPORT OF INDEPENDENT AUDITORS
                      ------------------------------------



To the Board of Directors
American Custom Components, Inc.

We have audited the accompanying balance sheet of American Custom Components, Inc. as of March 31, 1997, and the related statements of operations, shareholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Custom Components, Inc. as of March 31, 1997 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the financial statements, the Company operates in an industry that has experienced a large failure rate among start-up entities and in which sales volumes may be adversely affected by foreign as well as domestic events.


/s/ Kelly & Company

Kelly & Company
Newport Beach, California
January 9, 1998

                        American Custom Components, Inc.
                                  Balance Sheet

                                 March 31, 1997
-------------------------------------------------------------------------------
                                     ASSETS
Current assets:
       Accounts receivable                                     $432,577
       Inventories                                               75,410
                                                         ---------------
               Total current assets                             507,987
Property and equipment, net                                     245,556
Other assets                                                      5,602
                                                         ---------------
Total assets                                                   $759,145
                                                         ===============

                            LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
       Accounts payable                                        $238,708
       Bank overdraft                                            47,735
       Notes payable, current                                   147,793
                                                         ---------------
               Total current liabilities                        434,236
Notes payable, net of current portion                           357,040
                                                         ---------------
Total liabilities                                               791,276
                                                         ---------------
Commitments and contingencies
Shareholders' deficit:
       Common stock with no stated value; 100,000
        shares authorized, 7,200 shares subscribed
        but not issued as of March 31, 1997                      18,414
       Additional paid-in capital                               117,106
       Accumulated deficit                                     (167,651)
                                                         ---------------
Total shareholders' deficit                                     (32,131)
                                                         ---------------
Total liabilities and shareholders' deficit                    $759,145
                                                         ===============






    The accompanying notes are an integral part of the financial statements.
                                       F-4

                        American Custom Components, Inc.
                             Statement of Operations

                        For the Year Ended March 31, 1997
-------------------------------------------------------------------------------

Net sales                                                     $2,473,085
Cost of sales                                                  1,753,433
                                                            -------------
Gross profit                                                     719,652
                                                            -------------
Operating costs and expenses:
        Wages and salaries                                       296,670
        Selling and promotion                                     69,489
        Insurance                                                 27,929
        Professional fees                                         27,891
        Depreciation and amortization expense                     19,404
        Other operating expenses                                 131,250
                                                            -------------
                                                                 572,633
                                                            -------------
Income from operations                                           147,019
Other expense:
        Interest expense                                          68,877
                                                            -------------
Income before provision for taxes                                 78,142
Provision for income taxes                                           800
                                                            -------------
Net income                                                       $77,342
                                                            =============



Earnings per common share, primary and fully diluted              $10.74
                                                            =============










    The accompanying notes are an integral part of the financial statements.

                        American Custom Components, Inc.
                       Statement of Shareholders' Deficit


                        For the Year Ended March 31, 1997
-------------------------------------------------------------------------------
                                   Common        Common
                                   Shares        Stock        Paid-in     Accumulated
                                 Subscribed    Subscribed     Capital       Deficit        Total
                                 ------------  -----------  ------------  ------------  ------------

Balance, March 31, 1996               7,200      $18,414             -     ($244,993)    ($226,579)
       Contributed capital                -            -      $117,106             -       117,106
       Net income                         -            -             -        77,342        77,342
                                 ------------  ------------  ------------  ------------  ------------

Balance, March 31, 1997               7,200      $18,414      $117,106     ($167,651)     ($32,131)
                                 ============  ============  ============  ============  ============














    The accompanying notes are an integral part of the financial statements.

                        American Custom Components, Inc.
                             Statement of Cash Flows

                        For the Year Ended March 31, 1997
-------------------------------------------------------------------------------

Cash flows from operating activities:
               Net income                                      $77,342
        Adjustments to reconcile income to net cash
          provided by operating activities:
               Depreciation and amortization expense            73,065
        Decrease (increase) in assets:
               Accounts receivable                            (397,095)
               Inventories                                     (64,100)
               Other assets                                        300
        Increase in liabilities:
               Accounts payable                                 91,164
                                                            -----------
Cash used in operating activities                             (219,324)
                                                            -----------
Cash flows used in investing activities:
        Acquisition of property and equipment                 (120,734)
                                                            -----------
Cash used in investing activities                             (120,734)
                                                            -----------
Cash flows provided by (used in) financing activities:
        Principal reduction of notes payable                  (164,212)
        Proceeds from notes payable                            342,143
        Shareholder contribution to
          additional paid-in capital                           117,106
                                                            -----------
Cash provided by financing activities                          295,037
                                                            -----------
Net decrease in cash                                           (45,021)

Bank overdraft, beginning of year                               (2,714)
                                                            -----------
Bank overdraft, end of year                                   ($47,735)
                                                            ===========





    The accompanying notes are an integral part of the financial statements.

                        American Custom Components, Inc.
                       Statement of Cash Flows, Continued

                        For the Year Ended March 31, 1997
-------------------------------------------------------------------------------
                Supplemental Disclosure of Cash Flows Information


               Cash paid during the year:
        State minimum income tax                                   $800

                            Interest                            $68,877



               Supplemental Schedule of Non-Cash Investing Activities

        Loss due to obsolescence of tooling and molds           $29,905














    The accompanying notes are an integral part of the financial statements.

                        American Custom Components, Inc.

                          Notes to Financial Statements
-------------------------------------------------------------------------------

1.      Summary of Significant Accounting Policies
        ------------------------------------------

        Operations and Revenue Recognition

        American Custom Components, Inc. was incorporated in the State of California in 1994. The Company is a designer and manufacturer of electronic components and interconnection systems for technology-based customers. Revenue is recognized at the time goods are shipped.

        Cash and Equivalents

        The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company maintains its cash balances in a bank which is insured by the Federal Deposit Insurance Corporation.

        Accounts Receivable

        Outstanding trade accounts receivable are primarily due from technology-based customers. The Company has four customers which individually represented in excess of 10% and in the aggregate 68% of the Company's outstanding trade accounts receivable at March 31, 1997. The Company periodically reviews outstanding customer trade accounts receivable to ensure that the balances represent their estimated fair values and closely monitors the extension of credit (see Note 8 - Concentrations Concentration of Sales).

        The Company uses the direct write off method for uncollectible accounts receivable. Bad debt expense of $25,652 is included in other operating expenses for the year ended March 31, 1997.

        Inventories

        Inventories are stated at the lower of cost or market. The Company maintains its inventories at low levels in order to respond to constantly changing industry technology and market demands. This practice has significantly reduced risk related to obsolescence. Management regularly monitors inventories for excess or obsolete items and makes any valuation corrections when such adjustments are needed.



                                      F-9
Continued

                        American Custom Components, Inc.

-------------------------------------------------------------------------------

1.      Summary of Significant Accounting Policies, Continued
        -----------------------------------------------------

        Property and Equipment

        Property and equipment are recorded at cost and are depreciated using the straight-line method over the expected useful lives noted below. Expenditures for normal maintenance and repairs are charged to operations. Renewals and betterments that materially extend the life of the assets are capitalized. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition; any resulting profit or loss is reflected in the statement of operations. Leasehold improvements are amortized over their estimated useful lives or the term of the related leases, whichever is shorter.

                                                               Estimated
                                                              Useful Life
                                                              -----------
               Machinery and equipment                          7 years
               Tooling and molds                                4 years
               Office furniture and equipment                   7 years
               Leasehold improvements                          20 years

        Income Taxes

        Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between tax expense and taxes currently payable would be reflected, if present, on the balance sheet as deferred taxes. Deferred assets and liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability (Note 4 - Income Taxes).

        Earnings per Common Share

        Primary earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. There are no common share equivalents. Fully diluted earnings per common share is the same as the primary earnings per common share as there are no securities outstanding that have future rights to fully participate in the Company's earnings.



                                      F-10
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

1.      Summary of Significant Accounting Policies, Continued
        -----------------------------------------------------


        Research and Development Costs

        Research and development costs are charged to operations in the year incurred. The cost of equipment used in research and development activities which has alternative uses is capitalized as tooling and molds and not treated as an expense of the period. Such equipment is depreciated over estimated lives of 4 years.

        Advertising Costs

        Advertising costs are expensed as they are incurred. Advertising expense was $23,442 for the year ended March 31, 1997.

        Management Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.      Property and Equipment
        ----------------------

        Property and equipment consist of the following at March 31, 1997:

               Machinery and equipment                          $119,081
               Tooling and molds                                 194,500
               Office furniture and equipment                     30,752
               Leasehold improvements                              9,416
                                                                ---------
                                                                 353,749
                   Less: accumulated depreciation
                     and amortization                           (108,193)
                                                                ---------
        Total property and equipment                            $245,556
                                                                =========

        Depreciation and amortization expense related to plant and equipment was $73,064 in 1997.



                                      F-11
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

3.      Notes Payable
        -------------

        Notes payable consist of the following at March 31, 1997:

          Note payable to an individual, with monthly
          principal and interest payments of $6,000, with an
          interest rate of 10% per annum.  The unamortized
          portion of the note was due in August 1997 and was
          paid in full subsequent to year end.                         $52,414

          Note payable to an individual, with a principal payment of
          $50,000 that was due in October 1997, with the remaining balance of $250,000
           to be paid in twenty-four equal monthly principal
          payments of $10,412 plus interest of 12% per
          annum.  This payment stream was contingent
          upon the Company meeting certain public
          reporting objectives by October 1997.  The
          Company has yet to achieve these goals and, as
          agreed upon, is making required interest only payments
          of $2,600 a month until the public offering objectives
          are achieved.  The note is unsecured.                        300,000

          Note payable to an individual, with monthly principal and
          interest payments of $1,500 with an interest of 9% per annum, maturity in
          December 2001.  The note is currently in default.             70,114

          Note payable to an individual, with monthly principal and
          interest payments of $4,000, with an interest rate of 10% per annum. The unamortized portion of the note was due in September
          1997 and
          paid in full subsequent to year end.                          24,183

          Note payable to an individual, with an interest rate
          of 15% per annum, payable on demand in 1998.
          The note was paid in full subsequent to year end.             13,123



                                      F-12
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

3.      Notes Payable, Continued
        ------------------------

          Note payable to an individual, with an interest
          rate of 15% per annum.  The unamortized portion of
          the note was due in April 1997 and paid in full
          subsequent to year end.                                      $33,395

          Note payable to an individual, with an interest rate of
          20% per annum.  The unamortized portion of the note
          was due on demand during 1998 and was paid in full
          subsequent to year end.                                        6,604

          Note payable to an individual, with an interest rate of 15% per annum. The unamortized portion of the note was payable on demand in 1998 and was paid in full subsequent to year end.
          The note was unsecured.                                        5,000
                                                                      ---------
                                                                       504,833
          Less: current portion                                        147,793
                                                                      ---------
        Notes payable, long term                                      $357,040
                                                                      =========

        Maturities of notes payable for the years ending March 31:

               1998                                                   $147,793
               1999                                                    313,362
               2000                                                     14,614
               2001                                                     15,985
               2002 and thereafter                                      13,079



                                      F-13
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

4.      Income Taxes
        ------------

        The components of the provision for income taxes for the year ended March 31, 1997 are:

               Current expense:
                   Federal                                            -
                   State                                           $800
                                                                   ----
                                                                    800
                                                                   ----
               Deferred expense:
                   Federal                                            -
                   State                                              -
                                                                   ----
                                                                      -
                                                                   ----
        Total provision                                            $800
                                                                   ====

        Significant components of the Company's deferred income tax assets and liabilities are as follows at March 31, 1997:

               Deferred income tax assets:
                   State taxes                                     $272
                   Depreciation                                   1,425
                   Net operating loss                            65,708
                                                                --------
                      Total deferred income tax asset            67,405
               Valuation allowance                              (67,405)
                                                                --------
        Net deferred income liability                                 -
                                                                ========

        The effective income tax rate differs from the expected federal statutory rate as follows:

               Federal statutory rate                             34.0%
               Change in federal valuation allowance             (34.0)
               Other                                               1.0
                                                                 ------
        Effective tax rate                                         1.0%
                                                                 ======

        The federal and state net operating loss carryforwards are $152,266 and $149,866, respectively. The federal and state net operating loss carryforwards will begin to expire in 2111 and 2001, respectively.

                                      F-14
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

5.      Financing Agreement
        -------------------

        In June 1996, the Company entered a financing (factoring) agreement to receive cash advances not to exceed 91 percent of the eligible accounts receivable. The financing fee was 1% of each individual account receivable factored for every 10-day period or fraction thereof that the balance was outstanding. The cumulative maximum amount to be advanced based on the financing agreement could not exceed $150,000. The term of this financing agreement was for three months with automatic three month renewals subject to the Company's continued compliance with the financing agreement covenants. The agreement was terminated by the Company on January 30, 1997.

6.      Commitments
        -----------

        Operating Leases

        The Company has operating leases for its facility. Future minimum lease payments at March 31, 1997 are as follows:

               1998                                                  $18,126
               1999                                                        -
               2000                                                        -
               2001                                                        -
                                                                     -------
                      Total minimum lease payments                   $18,126
                                                                     =======

        Rental expense for the year ended March 31, 1997 was $29,511.

7.      Contingencies and Other Factors That Could Affect Future Results
        ----------------------------------------------------------------

        Lack of Insurance Coverage

        The Company operated from its inception in 1994 through September 1997 without the benefit of general and product liability insurance coverage. If the Company is held responsible for acts or events that are normally covered by general and product liability insurance that occurred during the uninsured period, it could have an adverse effect on operating results. Management has no knowledge of the existence of any such act or event that may have occurred during the uninsured period. The at-risk period varies by state based on each state's statute of limitation period.



                                      F-15
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

7.      Contingencies and Other Factors That Could Affect Future Results,
        -----------------------------------------------------------------
        Continued
        ---------

        Factors That Could Affect Future Results

        A substantial portion of the Company's revenues each year are generated from the development, manufacture and rapid release of certain connector parts and assemblies for use in high technology products newly introduced to the consumer market during the year. In the extremely competitive industry environment in which the Company operates, processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various manufacturing risks inherent in the production of such products. Additionally, the Company's marketing strategy relies on the ability of its customers to effectively support sales channels to the end users. In light of these dependencies, it is reasonably possible that failure to successfully manage the production process or the marketing process a portion of which is not within the Company's control, could have a severe near-term impact on the Company's sales order growth, revenue growth, or results of operations.

        A combination of the industry wide downward pressure on the prices of personal computer products due to high inventory levels and the slowdown in the Asian and Pacific Rim economies, the possible loss of sales or product margin could affect operating results adversely. Management believes that its marketing plan and the marketing plans of its major customers are well positioned to deal with any such uncertainties.

8.      Concentrations
        --------------

        Concentration of Source of Supply

        The Company currently buys 74% of its production materials from three manufacturers. Although there are a limited number of manufacturers of certain particular production materials, management believes that other suppliers could provide the materials on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales which would affect operating results adversely.

        Concentration of Sales

        The Company currently has four customers that in the aggregate represent 65% of the total sales for the fiscal year ended March 31, 1997. One of the four major customers filed for protection under the federal bankruptcy act subsequent to year end. The Company has collected substantially all of its open account receivable from the bankrupt company.



                                      F-16
Continued

                       American Custom Components, Inc.

-------------------------------------------------------------------------------

9.      Subsequent Events
        -----------------

        Capital Transaction - Reverse Acquisition

        On August 15, 1997, Rainbow Bridge Services, Inc. a Nevada corporation ("Rainbow Bridge") acquired all of the outstanding common stock of American Custom Components, Inc. ("ACC"). For accounting purposes, the acquisition has been treated as the acquisition of Rainbow by ACC with ACC as the acquiror (a reverse acquisition). As part of the reverse acquisition, the Company effected a 1,000-for-1 stock split whereby 7,200 shares of common stock in American Custom Components, Inc., a California corporation became 7,200,000 shares of common stock of American Custom Components, Inc., a Nevada corporation.

        Acquisition of Caribbean Electronics, Ltd.

        On October 15, 1997, the Company acquired 98 percent of Caribbean Electronics, Ltd., a St. Lucian corporation, (St. Lucia is a Commonwealth country located in the Windward Islands of the Caribbean
        Sea) for $137,000 of cash, promissory notes, the assumption of certain debts, and 8,333 shares of the Company's common stock. Caribbean Electronics, Ltd. is an electronic connector assembly business located on the island of St. Lucia. It is anticipated that the acquisition will be accounted for as a purchase.

                        American Custom Components, Inc.
                                 Balance Sheets
                           December 31, 1997 and 1996


                     Assets                          1997             1996
                     ------                      -------------    -------------
Current Assets
--------------
       Cash in bank                                  $123,421               $0
       Accounts receivable                            479,877          334,801
       Inventories                                    180,946           36,291
                                                 -------------    -------------
            Total Current Assets                      784,244          371,092
                                                 -------------    -------------

Property and Equipment, Net                           466,665          242,806
---------------------------                      -------------    -------------

Other Assets                                          198,857            5,922
------------                                     -------------    -------------

Total Assets                                       $1,449,766         $619,820
                                                 =============    =============




      Liabilities and Stockholders' Equity           1997             1996
      ------------------------------------       -------------    -------------

Current Liabilities
-------------------
       Accounts payable                               254,158          278,731
       Bank overdraft                                       0           33,081
       Notes payable, current                         120,424          147,793
                                                 -------------    -------------
            Total Current Liabilities                 374,582          459,605
                                                 -------------    -------------

Notes Payable, net of current portion                 260,000          208,707
-------------------------------------            -------------    -------------

Stockholders' Equity (Deficit)
------------------------------
       Common stock, $.001 par value;
         24,000,000 shares authorized,
         8,032,752 shares issued and
         outstanding                                    8,033            8,033
       Additional paid-in capital                     868,472          127,487
       Accumulated deficit                            (61,321)        (184,012)
                                                 -------------    -------------
            Total Stockholders' Equity (Deficit)      815,184          (48,492)
                                                 -------------    -------------

Total Liabilities and Stockholders' Equity         $1,449,766         $619,820
                                                 =============    =============

                        American Custom Components, Inc.
                            Statements of Operations
                            For the Nine Months Ended
                           December 31, 1997 and 1996

                                                     1997              1996
                                                 --------------    -------------

Net Sales                                           $2,153,090       $1,527,153
--------
Cost of Sales                                        1,099,236          845,857
-------------                                    --------------    -------------
            Gross Profit                             1,053,854          681,296
                                                 --------------    -------------

Operating Costs and Expenses
----------------------------
       Wages and salaries                              389,892          200,919
       Insurance                                        51,505           16,300
       Selling and promotion                            51,796           53,284
       Professional fees                                83,653           20,181
       Depreciation and amortization                    55,448           54,795
       Other operating expenses                        269,905          220,576
                                                 --------------    -------------
            Total Operating Expenses                   902,199          566,055
                                                 --------------    -------------
            Operating Income                           151,655          115,241

Interest Expense, Net                                   44,525           53,460
---------------------                            --------------    -------------
            Income Before Provision for Taxes          107,130           61,781

Provision for Taxes                                        800              800
-------------------                              --------------    -------------
Net income                                            $106,330          $60,981
                                                 ==============    =============

Earnings Per Common Share                                   $1               $1
-------------------------



                                 American Custom Components, Inc.
                            Statements of Stockholders' Equity (Deficit)
                                     For the Nine Months Ended
                                    December 31, 1997 and 1996
                                                   ACC, Inc.                     ACC, Inc.
                                              (A California Corp)             (A Nevada Corp)

                                              Common         Common         Common         Common
                                              Shares         Stock          Shares          Stock
                                           ------------   -----------   -------------   ------------
Balance, March 31, 1996 as previously
  reported                                       7,200       $18,414
       Shares outstanding prior to reverse
         acquisition                                                         832,752           $833
       Shares issued in reverse acquisition
         of ACC, Inc. (a Nevada corp)           (7,200)      (18,414)      7,200,000          7,200
                                           ------------   -----------   -------------   ------------
Balance, March 31, 1996, as restated                 0             0       8,032,752          8,033
                                           ------------   -----------   -------------   ------------
Balance, December 31, 1997 and 1996                  0            $0       8,032,752         $8,033
                                           ============   ===========   =============   ============




                                                           Paid-in      Accumulated
                                                           Capital        Deficit          Total
                                                         -----------   -------------   ------------
Balance, March 31, 1996 as previously
  reported                                                        $0       ($244,993)     ($226,579)
       Shares outstanding prior to reverse
         acquisition                                            (833)                             0
       Shares issued in reverse acquisition
         of ACC, Inc. (a Nevada corp)                         11,214               0              0
                                                          -----------   -------------   ------------
Balance, March 31, 1996, as restated                          10,381        (244,993)      (226,579)
       Contributed capital                                   117,106               0        117,106
       Net income - current period                                 0          60,981         60,981
                                                          -----------   -------------   ------------
Balance, December 30, 1996                                   127,487        (184,012)       (48,492)
       Net income - current period                                 0          16,361         16,361
                                                          -----------   -------------   ------------
Balance, March 31, 1997                                      127,487        (167,651)       (32,131)
       Contributed capital                                   740,985               0        740,985
       Net income - current period                                 0         106,330        106,330
                                                          -----------   -------------   ------------
Balance, December 31, 1997                                  $868,472        ($61,321)      $815,184
                                                          ===========   =============   ============

                        American Custom Components, Inc.
                            Statements of Cash Flows
                            For the Nine Months Ended
                           December 31, 1997 and 1996

                                                      1997           1996
                                                   ------------   -----------
Cash Flows From Operating Activities
------------------------------------
       Net income                                     $106,330       $60,981
       Adjustments to reconcile net income to
         cash provided by operating activities:
           Depreciation                                 55,448        54,795
           Gain (loss) on disposition of assets         (1,600)       18,271
           (Increase) decrease in:
                 Accounts receivable                   (47,300)     (299,319)
                 Inventories                          (105,536)      (24,981)
           Increase (decrease) in:
                 Accounts payable                       15,450       144,752
                                                   ------------   -----------
           Net Cash Provided by Operating Activities    22,792       (45,501)
                                                   ------------   -----------
Cash Flows From Investing Activities
------------------------------------
       Acquisition of property and equipment          (276,556)     (116,432)
       Increase in other assets                       (193,255)          160
       Proceeds from sale of assets                      1,600             0
                                                   ------------   -----------
           Net Cash Used by Investing Activities      (468,211)     (116,272)
                                                   ------------   -----------
Cash Flows From Financing Activities
------------------------------------
       Proceeds from notes payable                     146,125        71,000
       Shareholder contributions to
         additional paid-in capital                    740,985       117,106
       Principal reduction of notes payable           (270,535)      (56,700)
                                                   ------------   -----------
           Net Cash Provided by Financing Activities   616,575       131,406
                                                   ------------   -----------
           Net Increase (Decrease) in Cash             171,156       (30,367)
Cash at April 1, 1997 and 1996                         (47,735)       (2,715)
                                                   ============   ===========
Cash at December 31, 1997 and 1996                    $123,421      ($33,082)
                                                   ============   ===========

Supplemental Disclosures of Cash Flow Information
--------------------------------------------------
       Cash paid during the year for:
           Interest                                    $46,125       $35,189
           Income taxes                                   $800          $800

                        American Custom Components, Inc.

                          Notes of Financial Statements
                           December 31, 1997 and 1996

Note 1 - Earnings per Common Share
----------------------------------

The computation of both primary and fully diluted earnings per common and common equivalent share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

Note 2 - Major Customer
-----------------------

One of the Company's major customers filed for protection under the federal bankruptcy act. The Company has collected substantially all of its open accounts receivable from the bankrupt company.

Note 3 - Lack of Insurance Coverage
-----------------------------------

The Company operated from its inception in 1994 through September 1997 without the benefit of general and product liability insurance coverage. If the Company is held responsible for acts or events that are normally covered by general and product liability insurance that occurred during the uninsured period, it could have an adverse effect on operating results. Management has not knowledge of the existence of any such act or event that may have occurred during the uninsured period. The at-risk period varies by state based on each state's statute of limitation period.

Note 4 - Payoff of Certain Notes Payable
----------------------------------------

In anticipation of the reverse capital acquisition of Rainbow Bridge, Inc. on August 15, 1997, certain notes payable were paid in full during the period.

Note 5 - Operating Leases
-------------------------

In December 1997, the Company moved its facilities to a new location. Future minimum lease payments at December 31, 1997 for its new facility are as follows:

               1998                                                $20,106
               1999                                                 80,424
               2000                                                 80,424
               2001                                                 80,424
               2002                                                 80,424
                                                                  --------
               Total minimum lease payments                       $341,802
                                                                  ========

                        American Custom Components, Inc.

                          Notes of Financial Statements
                           December 31, 1997 and 1996


Note 6 - Capital Transaction - Reverse Acquisition
--------------------------------------------------

On August 15, 1997, Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow") acquired all of the outstanding common stock of American Custom Components, Inc. ("ACC"). For accounting purposes, the acquisition has been treated as the acquisition of Rainbow by ACC with ACC as the acquiror (a reverse acquisition). As part of the reverse acquisition, the Company effected a 1,000-for-1 stock split whereby 7,200 shares of common stock in American Custom Components, Inc., a California corporation became 7,200,000 shares of common stock of American Custom Components, Inc., a Nevada corporation.